02034568

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Int'l PBX Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2635 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/6/02

AR/S 12-31-01

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of **International PBX Ventures Ltd.** ("the Company") will be held on June 27, 2002 at Suite 602, 570 Granville Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the minutes of the last annual general meeting of the members of the Company and the Annual Report for the last completed fiscal year, which includes the audited financial statements for the fiscal year ended December 31, 2001.
2. To re-appoint Manning Elliot, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration.
3. To elect directors for the ensuing year.
4. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent or to the head office of the Company within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia this 22nd day of May, 2002.

BY ORDER OF THE BOARD

Verna Wilson
Director

INTERNATIONAL PBX VENTURES LTD.

INFORMATION CIRCULAR

(all information as at May 22, 2002 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of International PBX Ventures Ltd. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on June 27, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to CIBC Mellon Trust Company, at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 602, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1, at any *time up to and including the last business day preceding the day of the Meeting or any adjournment of it* or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 17,413,406 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on May 22, 2002 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than:

Name of Shareholder	Number of Shares held	Percentage of Issued and Outstanding
CDS, Inc.	13,880,725	79.71%

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2001, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Terence Walker. His position within the Company is set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compensation
Terence Walker President	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	$11,460 $32,900 $67,945	175,000 175,000 175,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation. The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the Company did not grant incentive stock options or SARs (stock appreciation rights).

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

There were no incentive stock options nor stock appreciation rights exercised by the Named Executive Officer during the most recently completed fiscal year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Terence Walker	Nil	Nil	175,000 / Nil	Nil / Nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-money options are those where the market value of the underlying securities as at the recent fiscal year end exceeds the option exercise price. As at December 31, 2001, the closing market price of the Company's shares was $0.10.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer. There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. No cash compensation was paid to any other director of the Company for the director's services as a director during the fiscal year ended December 31, 2001.

In addition, during the fiscal year ended December 31, 2001, the Company paid $22,500 for administrative services to Romanoff Ventures Ltd., a company wholly owned by Verna Wilson, a director of the Company, and $19,800 for project management services to Pickwick Explorations Ltd., a company controlled by Gary Medford, a director of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company did not grant incentive stock options to directors of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not

contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) ("Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Occupation(1), Present Position(s) with the Company(2) and Resident Country	Date(s) Served as a Director	Common Shares Held
Terence Walker(3), Geologist *President and Director* Chile	Since October 17, 1995	233,000
Verna Wilson(3), Business Executive *Director* Canada	Since June 29, 1991	717,166
Gary Medford(3), Geologist *Director* Canada	Since May 1, 1997	2,216,500

(1) Unl;ess otherwise stated above, any nominees named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.
(2) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(3) Members of the Company's Audit Committee.

An Advance Notice of Meeting inviting nominations for election as directors, as required by section 111 of the Company Act, was published in The Vancouver Sun, a Vancouver, British Columbia newspaper, on May 2, 2002.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Manning Elliot, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 19, 1987.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

ON BEHALF OF THE BOARD

Verna Wilson
Director

International PBX Ventures Ltd.

Consolidated Financial Statements

For The Years Ended

December 31, 2001 and 2000

MANNING ELLIOTT
CHARTERED ACCOUNTANTS
11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

Auditors' Report

To the Shareholders of
International PBX Ventures Ltd.

We have audited the consolidated balance sheets of International PBX Ventures Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Manning Elliott

CHARTERED ACCOUNTANTS
Vancouver, B.C.
April 5, 2002

International PBX Ventures Ltd.

Consolidated Balance Sheets

As at December 31, 2001 and 2000

	2001 $	2000 $
Assets		
Current Assets		
Cash	1,091	10,183
Accounts receivable	1,841	5,383
Prepaid expenses and deposits	611	611
	3,543	16,177
Capital Assets *[Note 3]*	1,839	2,595
Mineral Interests *[Note 4]*	1,703,627	1,643,540
	1,709,009	1,662,312
Liabilities		
Current Liabilities		
Accounts payable and accruals *[Note 6]*	18,553	64,772
Directors' loans *[Note 6]*	21,250	86,130
Amount owing to a former director *[Note 6]*	95,855	95,855
	135,658	246,757
Shareholders' Equity		
Capital Stock *[Note 5]*	6,424,108	6,174,108
Deficit Accumulated During the Development Stage	(4,850,757)	(4,758,553)
	1,573,351	1,415,555
	1,709,009	1,662,312

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board:

Gary Medford, Director

Verna Wilson, Director

International PBX Ventures Ltd.

Consolidated Statements of Operations and Deficit

For the Years Ended December 31, 2001 and 2000

	2001 $	2000 $
Administrative Expenses		
Administration fee	22,500	30,000
Amortization	450	4,307
Bank charges	359	427
Investor relations	31,565	32,016
Office, telephone, rent and secretarial	16,947	28,531
Professional fees	10,140	9,479
Transfer agent and regulatory	9,812	10,564
Travel, promotion and mining shows	649	780
Less interest income	(218)	(349)
Net Loss for the Year	(92,204)	(115,755)
Deficit - Beginning of Year	(4,758,553)	(4,642,798)
Deficit - End of Year	(4,850,757)	(4,758,553)
	$	$
Loss Per Share (weighted average basis)	(0.01)	(0.01)

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

	2001 $	2000 $
Operating Activities		
Net loss for the year	(92,204)	(115,755)
Less items not affecting cash		
Amortization	450	4,307
Loss (gain) on disposal of asset	–	61
	(91,754)	(111,387)
Less change in non-cash components of working capital	(42,371)	(25,181)
Cash to Operating Activities	(134,125)	(136,568)
Financing Activities		
Repayment of loans to directors	(64,880)	(43,500)
Capital stock issued	250,000	242,800
	185,120	199,300
Investing Activities		
Acquisition of and expenditures upon mineral interests	(60,087)	(53,219)
Disposal proceeds from sale of capital assets	–	490
	(60,087)	(52,729)
Increase (Decrease) in Cash	(9,092)	10,003
Cash - Beginning of Year	10,183	180
Cash - End of Year	1,091	10,183
Non-cash Financing Activities	–	–
Supplemental Disclosures		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to the financial statements)

1. Nature of Operations and Continuance of Business

The Company is a development stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through optioning 13 of its 20 concessions for cash and exploration expenditure commitments. See Notes 4 and 8(b).

2. Significant Accounting Policies

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Mineral claims and deferred exploration costs

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 – Enterprises in the Development Stage. This guideline is effective for all fiscal years beginning on or after April 1, 2000. The Company believes that the application of this guideline will have a significant negative effect on the current carrying value of both Mineral claims and options and Deferred exploration and development costs.

An impairment may occur in the carrying value of mineral interests when one of the following conditions exists.

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

2. Significant Accounting Policies

[c] Mineral claims and deferred exploration costs (continued)

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off.

[d] Share issue costs

Commissions associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[f] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, accounts payable and director's loan. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[g] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

3. Capital Assets

	Cost $	Accumulated Amortization $	2001 Net Book Value $	2000 Net Book Value $
Furniture and office equipment	4,692	2,853	1,839	2,595

4. Mineral Interests

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. No acquisition or exploration commitments remain. See [d] below for capitalized costs.

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. (A Cdnx listed company) selling 70% of the Company's interest in 5 of the 20 concessions. The third party was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of:

[i] US$285,000 cash to the Company's wholly-owned subsidiary in Chile. US$5,000 was received in 2000;

[ii] Allotment and issuance to the Company's Chilean wholly-owned subsidiary up to 400,000 shares of Aldershot; and

[iii] Payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000 to the Company's Chilean wholly-owned subsidiary.

A formal agreement will be entered into by December 31, 2002 after further due diligence is performed by Aldershot.

The Company is negotiating a new joint venture on eight of the remaining concessions.

[b] San Pedro, Chile

The Company has staked 1000 hectares of exploration concessions in Northern Chile. These concessions contain titanium, copper and gold bearing alteration systems. See [d] below for capitalized costs.

[c] Quebec, Canada

See Subsequent Events, Note 8, for the acquisition of 50 mineral claims in Quebec, Canada.

International PBX Ventures Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2001 and 2000

4. Mineral Interests

[d] Capitalized costs

[i] Tierra de Oro, Chile

	Accumulated to December 31, 2000 $	Expenditures during the year $	Accumulated to December 31, 2001 $
Exploration Expenditures			
Assays	112,116	–	112,116
Automotive	59,531	–	59,531
Camp and exploration supplies	23,370	–	23,370
Drilling	224,832	–	224,832
Equipment rental	24,348	–	24,348
Geophysical, geological and geochemical	330,954	–	330,954
Mapping	17,730	–	17,730
Office, rent, telephone and professional fees	117,461	4,578	122,039
Personnel	57,717	–	57,717
Project management	224,500	25,709	250,209
Report writing	22,865	–	22,865
Travel	71,908	–	71,908
	1,287,332	30,287	1,317,619
Acquisition, Staking and Lease Costs	356,208	19,471	375,679
	1,643,540	49,758	1,693,298

[ii] San Pedro, Chile

	Accumulated to December 31, 2000 $	Expenditures during the year $	Accumulated to December 31, 2001 $
Exploration Expenditures			
Assays	–	1,449	1,449
Automotive	–	897	897
Office	–	811	811
Staking costs	–	5,550	5,550
Travel	–	1,622	1,622
	–	10,329	10,329
Total	1,643,540	60,087	1,703,627

5. Capital Stock

Authorized:

100,000,000 Common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 1999	13,404,406	5,931,308
Issued during the fiscal 2000		
For cash:		
options exercised	1,054,000	168,100
warrants exercised	415,000	74,700
Issued as at December 31, 2000	14,873,406	6,174,108
For cash:		
private placement	2,500,000	250,000
Issued as at December 31, 2001	17,373,406	6,424,108

[a] 525,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.20 per share expiring May 16, 2002.

[b] 2,500,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003.

6. Related Party Transactions

The following amounts were paid to related parties and recorded at their exchange amount:

- $22,500 (2000 - $30,000) was paid to a Company controlled by a director, for administrative services.
- $19,800 (2000 - $9,900) was paid to a director for management services.
- $11,460 (2000 - $32,900) was paid to the President of the Company for property management.

Included in accounts payable is $4,168 (2000: $51,243) owing to related parties for unpaid fees.

Directors loaned $20,660 (2000: $85,480) on an unsecured, non-interest bearing basis without fixed terms of repayment.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2001 and 2000

7. Losses and Deductions for Tax Purposes

The Company has Canadian income tax losses of approximately $1,477,000 which are available to reduce taxable income of future years. The losses expire as follows:

	$		$
2002	107,000	2006	144,000
2003	270,000	2007	114,000
2004	466,000	2008	92,000
2005	284,000		

The Company has Canadian and foreign exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $2,050,955 (2000: $2,019,000) can be claimed at rates varying from 10% to 100% and have no expiry dates.

The potential benefits of income tax losses and timing differences arising from exploration and development expenditures will be recognized in the accounts when realized.

8. Subsequent Events

Subsequent to December 31, 2001 the Company has:

[a] purchased 50 claims located in Quebec for $30,000 cash.

The Company will retain a 100% interest in the claims but agrees to provide a 2% net profit interest to the vendors.

[b] issued 40,000 common shares upon the exercise of 40,000 warrants by one of the directors for gross proceeds of $5,200.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in *management's discussion and analysis of the issuer's operations* and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) *expenditures included in the analysis of expenses and deferred* costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and *milestones.*
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: *BC Form 51-901F* (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.		Dec.31,2001	02 04 10

ISSUER ADDRESS			
608-475 Howe Street,			

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC		V6C 2B3	604-681-0568	(604-681-7748

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Verna Wilson	Director	604-681-7748

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ipbxvent@axionet.com	http: www.internationalpbx.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	GARY MEDFORD	02 04 15
[signature]	VERNA WILSON	02 04 15

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

INTERNATIONAL PBX VENTURES LTD

FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2001

SCHEDULE B; Supplementary information

1 (a) Non-arms's length expenditures for the year:

Administration fees	$ 22,500
Field and Project management fees	31,260
	$ 53,760

(b) Included in investor relations for the year

Advertising	1,565
Investor Relations	30,000
	$ 31,565

2 (a) There were 2,500,000 common shares issued during the quarter
(b) There were no options granted during the quarter

3 (a) Authorized Capital:
100,000,000 common shares without par value
100,000,000 Class A preference shares, $1.00 par value
100,000,000 Class B preference shares, $5.00 par value
Issued:
17,373,406

(b) See notes 5(a) and (b) to the audited financial statements.
(c) Nil
(d) Directors as at December 31st, 2001

Gary Medford
Verna Wilson
Terence Walker

(e) Officers of the Company as at December 31st,2001

Terence Walker, President
Monika Hilson, Secretary

SCHEDULE C: Management Discussion and Analysis:
See President's Report to the Shareholders :

Letter to the Shareholders:

After a disappointing 2001,The Company would like its shareholders to know it is looking forward to a revitalization and much more activity in this current year. We are continuing to diversify our portfolio with the acquisition of new projects and, subsequent to the year end have acquired a diamond property in Quebec and a newly staked copper,gold,silver property in Chile.

The following is a review of our activities beginning January lst,2001:

In January, 2001, we signed a Fiscal Agency Agreement with Union Securities Ltd.. with the intention of obtaining financing for new projects. However, the poor resource market that we were experiencing last year made it impracticable to proceed and both parties felt that it was best to withdraw from the contract with .no obligation to either of the parties involved.

In May, 2001, we staked a 10 sq.km. titanium,copper,gold property, in Chile, which we have named the San Pedro. Assays from twelve representative outcrop chip samples taken from the better exposed rutile rich system assayed from 0.35% to 2.34%Ti02 and averaged 1.44%Ti02 . These results confirm reconnaissance sampling from the late 1980's which outlined a mineralized zone of at least 300,000 sq. metres with an average grade of 1.5% Ti02 .

The joint venture with Quattro Resources Ltd. (now Aldershot Resources Ltd.) is still in good standing. Aldershot has had difficulty obtaining the financing it needed but feels that it will now be in a position to proceed and expects to begin the exploration program later this year.

In January of this year the company acquired by purchase a 100% interest in a 50 claim diamond property near Otish Mountain Quebec, at an initial cost of $15,000, 200,000 shares of the Company with a 2% net profit interest retained by the vendors. This was later amended to $30,000 and no shares with 2% net profit to the vendors.

In March of this year the Company staked four claims over a gold copper showing and is in the process of adding 10 more claims which will give us a 14 claim group to be known as the Sierra Pintada, in Chile. Size of the property is 3300 hectares. We are expecting to receive final results of the assays shortly.

On May 1st of this year we announced that we had been successful in completing another joint venture on 8 more of our Tierra de Oro claims.through an option to a private company.for a term of 60 days. During this period it is expected that the option will be taken up by a public company. Terms are: all in US dollars: $5,000 down payment and exploration and development expenditure of $3,000,000 over a term of three years to earn an 80% interest. The Company will retain a 20% carried interest, receive $100,000 and 400,000 shares of the public company in stages over the life of the agreement.

Financing:

The Company completed a 2,500,000 private placement, with two year warrants in October of 2001. The shares were issued at $0.10 per share with the warrants exercisable over the two year period at $0.13 in the first year and $0.15 in the second year. 40,000 of the warrants were exercised in January of this year.

"Terry Walker"

President